The share exchange described in this document involves the securities of a foreign company.  The transaction is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this document has been excerpted from financial statements prepared in accordance with generally accepted Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company or its affiliates to subject themselves to a U.S. court’s judgment.

March 25, 2009
For Immediate Release

Company Name: Atrium Co., Ltd.
Name of Representative: Tsuyoki Takahashi,
President and CEO
1-5-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo
(Stock Code: 8993, First Section of Tokyo Stock
Exchange)
Direct your queries to: Takushi Fujita,
Director and Managing Executive Officer,
Head of Corporate Planning Division
(Tel: +81-3-6205-0835)

Notification with Respect to the Recording of an Extraordinary Loss in Connection with the
Formulation of a Business Restructuring Plan, Revision of Business Results Forecasts,
and Reduction of Executive Compensation

Atrium Co., Ltd. (the “Company”) resolved to record an extraordinary loss for the fiscal year ended February 28, 2009, which resulted from the formulation of a fundamental business restructuring plan centering around the Company’s withdrawal from the Real Estate Loan Guarantee Business and the Strategic Investment Business and other initiatives (the “Business Restructuring Plan”) at the meeting of the Board of Directors held on March 25, 2009.  In addition, at the same meeting, the Company resolved to revise its business results forecasts for the fiscal year ended February 28, 2009 (consolidated and non-consolidated), which the Company previously disclosed on January 13, 2009 in the press release entitled “Atrium Revises Earnings and Dividend Forecasts for the Fiscal Year to February 2009”.  Furthermore, in consideration of these factors, the Company has also decided to implement other initiatives, including the reduction of officers’ compensation.  In connection with the foregoing, the Company would like to provide notice of the following.

1.	Recording of Extraordinary Loss and Reason Therefor

In connection with the formulation of the Business Restructuring Plan, the Company will record the following extraordinary loss for the fiscal year ended February 28, 2009.

Loss on the Business Restructuring Plan:	Approximately ¥91 billion (consolidated) Approximately ¥84 billion (non-consolidated)

The turmoil that the domestic and overseas financial markets have been experiencing since 2007 started spreading to the real economy in the wake of the “Lehman shock” in September 2008.  This, together with the fact that the credit crunch became even more pronounced, greatly affected the real estate industry and the real estate financing industry in which the Company operates.

Since the second half of the fiscal year, the Company has made streamlining its balance sheet a matter of the highest priority, and has focused its efforts on selling as much inventory of real estate as possible.  However, not only was the Company unable to execute such sales in accordance with its plans due to a dramatic decline in liquidity in the real estate market, the Company was unable to reduce its inventory of real estate due to the sudden increase, to a degree that exceeded expectations, in subrogated payments in the Real Estate Loan Guarantee Business.

The Company has determined that the biggest cause of the decline of its business results is that it placed too much importance on the profit aspect when the real estate market was rising, and therefore concentrated too much on large-scale development projects.  Based on such reflection, the Company will no longer be involved in large-scale development projects and will withdraw from the Real Estate Loan Guarantee Business and the Strategic Investment Business, the two businesses that were the causes of the decline of the Company’s business results.  Accordingly, the Company will record, as an extraordinary loss, losses including a loss on the revaluation of inventory assets related to the two businesses described above, and provisions to allow for uncollectible guarantor claims and allowance for guarantee obligations.

2.	Revision of the Business Results Forecasts for the Fiscal Year ended February 28, 2009 (Consolidated, Non-consolidated)

(1)	Consolidated Business Results Forecasts

In consideration of factors such as the recording of the extraordinary loss described above, the Company would like to revise the business results forecasts previously disclosed on January 13, 2009 as follows.

As announced at the time of the previous revision to its business results forecasts, the Company regrets to inform its shareholders that dividends will not be paid.

Fiscal Year ended February 28, 2009 (March 1, 2008 – February 28, 2009)	(millions of yen)
	Net Sales	Operating Income	Ordinary Profit	Net Income
Previously announced forecasts (A)	68,000	8,800	2,000	100
Revised forecasts (B)	71,400	3,300	(3,800)	(102,800)
Difference (B-A)	3,400	(5,500)	(5,800)	(102,900)
Difference (%)	5.0	(62.5)	–	–
(Reference) Business results for the fiscal year ended February 29, 2008	121,382	26,830	24,286	12,421

(2)	Non-consolidated Business Results Forecasts

Fiscal Year ended February 28, 2009 (March 1, 2008 – February 28, 2009)	(millions of yen)
	Net Sales	Operating Income	Ordinary Profit	Net Income
Previously announced forecasts (A)	28,000	900	1,600	1,000
Revised forecasts (B)	31,000	(3,900)	(3,400)	(92,100)
Difference (B-A)	3,000	(4,800)	(5,000)	(93,100)
Difference (%)	10.7	–	–	–
(Reference) Business results for the fiscal year ended February 29, 2008	52,103	11,528	11,366	6,719

(Note)
The business results forecasts in this notification are based on information currently available to the Company and certain assumptions that the Company has determined to be reasonable.  Actual results may differ from the forecasts as a result of various factors.

3.	Reasons for the Revision

(1)	Consolidated Business Results Forecasts

Net sales are expected to be approximately the same as the previously revised forecast.  However, in connection with the downturn in the real estate market, the Company recorded, as cost of sales, a ¥7.2 billion loss on the revaluation of inventory assets.  As a result of this and other factors, the previous forecasts with respect to operating income and ordinary income are expected to decrease by ¥5.5 billion and ¥5.8 billion, respectively.

Furthermore, in addition to the ¥91 billion extraordinary loss described above, as a result of considering the possibility of recovery of deferred tax assets in the future, the Company decided to reclassify its deferred tax assets as income tax-deferred.  Accordingly, net income for the current fiscal year is expected to decrease by ¥102.9 billion.

(2)	Non-consolidated Business Results Forecasts

For the same reasons cited with respect to the consolidated business results forecasts, the Company will revise the non-consolidated business results forecasts.

4.	Reduction of Executive Compensation

The Company regrets the fact that its business results forecasts for the fiscal year ended February 28, 2009 had to be revised and that dividends will not be paid to its shareholders, and considers this with utmost seriousness.  In order to express management responsibility, the Company will implement initiatives, such as reducing annual salary and bonuses paid to its directors and executive officers.  In addition, the Company’s standing statutory auditor has voluntarily offered to return the compensation that they have received.

(1)	Annual Compensation

•	Director	34 ~ 40% reduction in accordance with his or her post

•	Executive Officer	29 ~ 37% reduction in accordance with his or her post

•	Standing Statutory Auditor	13% was voluntarily returned

•	Period of Reduction	One year from April 2009 through March 2010

(2)	Bonuses

•	Bonuses for executives shall not be paid for the fiscal year ended February 28, 2009.

(3)	Termination of the granting of stock options to executives and abolition of stock option plan for executives

(End of Document)